

July 23, 2010

By Facsimile (212.299.6770) and U.S. Mail

Gary J. Simon, Esq.
Hughes Hubbard and Reed LLP
One Battery Park Plaza
New York, New York 1004-1482

> **Re: Presidential Life Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed July 16, 2010**
> **Filed by Herbert Kurz, Donna Brazile, William Flynn, et. al.**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 on July 21, 2010**
> **By Herbert Kurz, Donna Brazile, William Flynn, et. al.**
> **File No. 000-05486**

Dear Mr. Simon:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

General

1.   Please confirm that the Participants will post their proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16, including clauses (a), (d), (l) and (n).

2.   The proxy statement discloses that the solicitation is being made by Herbert Kurz. Please revise the disclosure throughout the proxy statement, including without limitation, the face page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," the second paragraph on page 4 and the proxy card itself, to indicate that the solicitation is also being made by each of the other seven nominees, who are also deemed participants under the proxy rules. See Instruction 3 to Item 4 of Schedule 14A for a definition of the term "participant" and refer to Rule 14a-101 for the disclosure required on the cover page of a proxy statement.

3.   We understand that it is the Company's position that Mr. Kurz failed to comply with its advance notice bylaw provision with respect to Mr. Kurz's notice of his intention to nominate directors at the 2010 Annual Meeting and as a result, the Company intends to refuse to permit such nominations to be brought before the meeting. Please revise to prominently disclose this information. Also prominently disclose that if the Company takes such action stockholders who grant proxy authority to the Participants may be disenfranchised with respect to all votes cast in favor of the Nominees.

4.   We refer you to the fifth paragraph on page 4. You indicate that in the event of a Nominee's ineligibility, the Participants may seek authority to vote for any of the Company's nominees. As noted in Exchange Act Rule 14a-4(d), no proxy shall confer authority to vote for the election of any person to any office if such person has not consented to being named in the proxy statement and to serve if elected. However, the rule also provides that a person soliciting in support of nominees who, if elected, would constitute a minority of the board, may also seek authority to vote for nominees named in the registrant's proxy statement, so long as the soliciting party complies with the requirements set forth in the rule. As the Participants in this proxy statement are soliciting for more than a minority of directors slots available, they may not represent that the proxy card can be used to vote for any of the Company's nominees. Please delete this language.

5.   We note that the election of the Nominees requires the affirmative vote of a plurality of the votes cast by stockholders. In light of the risk that certain of the Nominees may be disqualified, please revise to disclose that the remaining board seats may be filled by the Company's nominees due to the plurality vote requirements. In addition, please also revise to disclose that certain of the Company's nominees may decide not to serve if elected to an insurgent-controlled board. See footnote 76 and the surrounding text in Exchange Act Release No. 34-31326 (October 16, 1992).

Background of the Proxy Solicitation, page 5

6.   We note the statement in the last paragraph on the bottom of page 5 that on February 17, 2009, each of Mr. Kurz and the Foundation filed a statement on Schedule 13D reporting

such person's beneficial ownership of shares and that "[n]either Mr. Kurz nor the Foundation previously had filed a statement on Schedule 13D or Schedule 13G reporting such person's beneficial ownership of Shares prior to such date." We note that these February 2010 filings reported an event in October 2008. Please disclose that each party failed to comply with the reporting obligations of Exchange Act Rule 13d-1(a).

7. We note the statement in the last paragraph on page 6 that Mr. Kurz received "significant support from the Company's stockholders" in his December 2009 consent solicitation, receiving consents representing approximately 44% of the outstanding shares of Common Stock and that Mr. Kurz believes "that this support confirms that many of the Company's stockholders are dissatisfied with the current leadership, management and direction of the Company." Please reconcile such statements with the following:

- It is our understanding that Mr. Kurz never delivered any consent to the Company.

- Even assuming that Mr. Kurz had received and delivered to the Company valid consents representing the claimed amount, it is our understanding that at the time of the consent solicitation, Mr. Kurz, his wife, the Foundation and his two adult children beneficially owned an aggregate of approximately 33% of the outstanding common stock. This would indicate that Mr. Kurz only received consents representing 11% of the 67% not owned and controlled by him and his family, or less than 20% of the shares he and his family did not already own and control.

Please do not use these or similar statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Exchange Act Rule 14a-9.

8. We refer you to the language in the second paragraph on page 7 regarding the New York State Insurance Department's findings that neither Mr. Kurz nor the Foundation may be a "controlling person" of the Company as that phrase is defined by applicable state insurance law. Please revise to disclose the following:

- The letter states that "Following a thorough investigation…, the Department has concluded that both the Foundation and Mr. Kurz have engaged in untrustworthy conduct that renders them unsuitable to serve as controlling persons of" Presidential Life Insurance Company, the Company's direct wholly owned operating subsidiary.

- The letter sets forth findings by the NYSID upon which it based its conclusion, including, among others, that Mr. Kurz controls the day-to-day operations of the

Foundation and that the Foundation assets were improperly used, among other things, to pay personal expenses of Mr. Kurz and members of his family.

- The letter states that the acquisition of control by the Foundation of Presidential Life Insurance Company, through its acquisition of the stock of the Company, is disapproved.

- The letter states that Mr. Kurz may no longer serve as an officer, director or controlling person of Presidential Life Insurance Company.

9.   We note the statement in this same paragraph that Mr. Kurz believes that the NYSID "has been instigated in this matter directly by the Company specifically to thwart Mr. Kurz's rights in general *and this proxy solicitation in particular*." Please reconcile this statement given that the NYSID investigation and resulting letter stating its findings, dated June 3, 12, 2010, occurred more than a month prior to July 12, 2010, the date on which Mr. Kurz disclosed in an amendment to his Schedule 13D his intention to commence this proxy solicitation. Revise your disclosure accordingly.

10.   We also note the statement that Mr. Kurz believes that the NYSID determination is of "no relevance to the Company, the slate of highly qualified and independent Nominees and this proxy solicitation." Since the NYSID governs the Company's operations and since the slate includes Mr. Kurz who has been found "untrustworthy" by the NYSID, such statement appears unsupportable. Please delete such statement.

11.   We refer you to a letter from Mr. Kurz to the Company, dated June 8, 2010, shortly after the date of the NYSID letter, filed as Exhibit 99.1 to the Company's Form 8-K filed on June 10, 2010. Pursuant to that letter, we note that Mr. Kurz resigned from the board and stated in the letter that "the [NYSID] notified me, with a copy to [CEO] Mr. Donald L. Barnes, of its findings whether I may be a controlling person of *Presidential Life Corporation* [emphasis added]." Please revise the disclosure in the proxy statement to reconcile Mr. Kurz's nomination of himself to serve as a director of the Company with the NYSID findings and his resignation as a director as a result of those same findings.

12.   The proxy statement refers in several locations to Mr. Kurz being the beneficial owner of approximately 8.2% of the Company's shares. We also note that Mr. Kurz is one of three directors of the Foundation, which holds an additional approximate 18.6% of the shares. It is our view that the individuals who control the Foundation's operations, in this case its directors, have beneficial ownership over the shares in question. While Mr. Kurz may disclaim his beneficial ownership of shares held of record by the Foundation, his position as a director in the Foundation indicates that he has, at least, shared voting and dispositive authority over these shares. Please revise the proxy statement, including the beneficial ownership table on page 26.

Cost and Method of Solicitation, page 21

13.   The disclosure states that proxies may be solicited from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries in person and by mail, phone, publication and electronic means. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Exchange Act Rule 14a-6(b) and (c). Please confirm the Participants' understanding. Please also tell us whether the Participants plans to solicit via Internet chat rooms, and if so, tell us which websites they plan to utilize. Please confirm that the Participants will not include a form of proxy card on any Internet web site until it has filed a definitive proxy statement.

Certain Information Concerning the Nominees, page 24

14.   We refer you to the second paragraph on page 24. Please revise the reference to "the last five years" to comply with the requirements of Item 7(d) of Schedule 14A and Item 401(f) of Regulation S-K.

15.   In addition, Item 401(f)(4) would appear to require disclosure of the New York State Insurance Department's findings that Mr. Kurz may no longer serve as an officer, director or controlling person of Presidential Life Insurance Company. Please revise accordingly.

Annex B, page 29

16.   Please advise why the proxy statement includes a form of nominee agreement since it does not appear to be referenced elsewhere in the disclosure.

Form of Proxy Card

17.   Please revise the preliminary proxy statement and form of proxy to clearly mark each of them as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

18.   The proxy card indicates that Messrs. Kurz and Ewen, as proxies, reserve the right to vote for substitute nominees if any of the named nominees for director should be unavailable to serve for election. Advise us, with a view toward revised disclosure, whether the Participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the Participants lawfully identify or nominate substitute nominees before the meeting, the Participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3)

includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Soliciting Materials filed pursuant to Rule 14a-12

19.   The first sentence of the press release states that "Herbert Kurz, the founder, ***director*** [emphasis added] and former Chairman and Chief Executive Officer of Presidential Life Corporation today announced the filing of his Preliminary Proxy Statement." It is our understanding that after receiving the NYSID letter stating that Mr. Kurz may no longer serve as an officer, director or controlling person of Presidential Life Insurance Company, Mr. Kurz resigned from the board of the Company. Given the potential for such disclosure to be materially misleading in the context of a proxy solicitation, please avoid making such patently incorrect disclosure in all future filings.

20.   The press release states that Mr. Kurz has filed a preliminary proxy statement and proxy card "to be used to solicit proxies" for the annual meeting of stockholders of the Company. We also note that the proxy statement did not clearly mark the proxy statement or proxy card as "Preliminary Copies" pursuant to the requirements of Exchange Act Rule 14a-6(e)(1). We remind you and the Participants of the prohibition against delivering a form of proxy to any stockholder unless the stockholder concurrently receives, or has previously received, a definitive proxy statement. Please see Exchange Act Rule 14a-4(f).

21.   The press release indicates that "the Participants in the proxy solicitation are anticipated to be Mr. Kurz, Ms. Donna L. Brazile, Mr. William J. Flynn, Mr. John F.X. Mannion, Mr. Donald Shaffer, Mr. Douglas B. Sosnik, Mr. Daniel M. Theriault and Mr. Cliff L. Wood." As noted above, and as indicated in at least one location in the preliminary proxy statement, each of these individuals currently are participants. Please assure that all future communications made in reliance upon Exchange Act Rule 14a-12 clearly identify these individuals as participants and comply with clause (a)(1)(i) of that rule.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Gary J. Simon, Esq.
Hughes Hubbard and Reed LLP
July 23, 2010
Page 7

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions